SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 31, 2020

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            ☐       No             ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            ☐       No             ☒

2Q20 Earnings Release

Banco Macro Announces Results for the Second Quarter of 2020

Buenos Aires, Argentina, August 31, 2020 – Banco Macro S.A. (NYSE: BMA; BYMA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the first quarter ended June 30, 2020 (“2Q20”). All figures are in Argentine pesos (Ps.) and have been restated in terms of the measuring unit current at the end of the reporting period. As of 1Q20, the Bank began reporting results applying Hyperinflation Accounting, in accordance with IFRS IAS 29 as established by the Central Bank. For ease of comparison, figures of previous quarters of 2019 have been restated applying IAS 29 to reflect the accumulated effect of the inflation adjustment for each period through June 30, 2020.

Summary

• The Bank’s net income totaled Ps.6.4 billion in 2Q20. This result was 14% lower than the result posted in 1Q20 and 111% higher than in 2Q19. In 2Q20, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 23% and 5.2%, respectively.

• In 2Q20, Banco Macro’s financing to the private sector decreased 5% or Ps.12.2 billion quarter over quarter (“QoQ”) totaling Ps.219.4 billion and 12% or Ps.30.4 billion year over year (“YoY”). In the quarter commercial loans stand out, among which Others stand out; with a 58% increase QoQ, mainly driven by the 24% loans to SMEs.

• In 2Q20, Banco Macro’s total deposits increased 24% or Ps.78 billion QoQ, totaling Ps.406 billion and representing 80% of the Bank’s total liabilities. Private sector deposits increased 16% or Ps.47 billion QoQ.

• Banco Macro continued showing a strong solvency ratio, with an excess capital of Ps.101.8 billion, 32.1% regulatory capital ratio – Basel III and 25% Tier 1 Ratio. In addition, the Bank’s liquid assets remained at an adequate level, reaching 54% of its total deposits in 2Q20.

• As of 2Q20, the accumulated efficiency ratio reached 41.6%, slightly deteriorating from the 39.8% posted in 1Q20.

• In 2Q20, the Bank’s non-performing to total financing ratio was 1.52% and the coverage ratio improved to 210%.

2Q20 Earnings Release Conference Call
IR Contacts in Buenos Aires:
Tuesday, September 1, 2020 Time: 11:00 a.m. Eastern Time | 12:00 p.m. Buenos Aires Time	Jorge Scarinci
Chief Financial Officer

To participate, please dial:

Argentina Toll Free:

(011) 3984 5677

Participants Dial In (Toll Free):

+1 (844) 450 3847

Participants International Dial In:

+1 (412) 317 6370

Conference ID: Banco Macro

Webcast: click here

Webcast Replay: click here Available from 09/01/2020 through 09/15/2020	Nicolás A. Torres Investor Relations Phone: (54 11) 5222 6682 E-mail: investorelations@macro.com.ar Visit our website at: www.macro.com.ar/relaciones-inversores

2Q20 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), Bolsas y mercados Argentinos (www.byma.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2Q20 Earnings Release

This Earnings Release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accouting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”). As of January 2020 the Bank started reporting with the application of (i) Expected losses of IFRS 9 “Financial Instruments” and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”. Data and figures shown in this Earnings Release may differ from the ones shown in the 20-F annual report.

Results

Earnings per outstanding share were Ps.10.01 in 2Q20, 14% lower than 1Q20 and 111% higher than the result posted a year ago.

EARNINGS PER SHARE	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	2Q19	1Q20	2Q20	QoQ	YoY
Net income -Parent Company- (M $)	3,026	7,454	6,396	-14%	111%
Average # of shares outstanding (M)	639	639	639	0%	0%
Average #of treasury stocks (shares repurchased) (M)	43	-	-	-	-100%
Book value per avg. Outstanding share ($)	152	186	187	1%	23%
Shares Outstanding (M)	639	639	639	0%	0%
Earnings per avg. outstanding share ($)	4.73	11.65	10.01	-14%	111%

EOP FX (Pesos per USD)	42.4483	64.4700	70.4550	9%	66%
Book value per avg. issued ADS (USD)	35.81	28.85	26.54	-8%	-26%
Earnings per avg. outstanding ADS (USD)	1.11	1.81	1.42	-21%	28%

Banco Macro’s 2Q20 net income of Ps.6.4 billion was 14% or Ps.1.1 billion lower than the previous quarter and 111% or Ps.3.4 billion higher YoY. This result represented an accumulated ROAE and ROAA of 23% and 5.2% respectively.

Net operating income (before G&A and personnel expenses) was Ps.22.2 billion in 2Q20, decreasing 9% or Ps.2.3 billion compared to 1Q20 and increased 27% or Ps.4.7 billion compared to the previous year.

In 2Q20 Provision for loan losses totaled Ps.2.3 billion, 158% or Ps.1.4 billion higher than in 1Q20. This increase in loan loss provisions was explained by additional provisions made by the Bank based on estimations of the macroeconomic impact of the current Covid-19 pandemic. Three main groups showing signs of credit deterioration were included in the estimates; i) Ps.930 million related to loans with deferred installments (both commercial and consumer), ii) Ps.600 million related to refinancing of outstanding credit card balances and iii) Ps.750 million related to the 24% loans extended to SMEs, from sectors or activities which the Bank considered troubled o likely to have some trouble.

Operating income (after G&A and personnel expenses) was Ps.8.5 billion in 2Q20, 24% or Ps.2.7 billion lower than in 1Q20 and Ps.8.3 billion higher than a year ago.

It is important to emphasize that this result was obtained with a leverage of 5.2x assets to equity ratio.

2Q20 Earnings Release

INCOME STATEMENT	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	2Q19	1Q20	2Q20	QoQ	YoY
Net Interest Income	24,671	22,447	20,041	-11%	-19%
Net fee income	4,973	4,669	4,649	0%	-7%
Net Interest Income + Net Fee Income	29,644	27,116	24,690	-9%	-17%
Net Income from financial instruments at fair value through P&L	-12,671	-4,313	-2,009	-53%	-84%
Income from assets at amortized cost	-1	899	18	-98%	-1900%
Differences in quoted prices of gold and foreign currency	482	561	786	40%	63%
Other operating income	1,201	1,158	1,064	-8%	-11%
Provision for loan losses	1,187	908	2,343	158%	97%
Net Operating Income	17,468	24,513	22,206	-9%	27%
Employee benefits	7,185	4,980	5,734	15%	-20%
Administrative expenses	3,379	2,818	2,904	3%	-14%
Depreciation and impairment of assets	833	881	921	5%	11%
Other operating expenses	5,797	4,557	4,100	-10%	-29%
Operating Income	274	11,277	8,547	-24%	3019%
Result from associates & joint ventures	925	22	8	-64%	-99%
Result from net monetary postion	6,307	311	445	43%	-93%
Result before taxes from continuing operations	7,506	11,610	9,000	-22%	20%
Income tax	4,480	4,156	2,604	-37%	-42%
Net income from continuing operations	3,026	7,454	6,396	-14%	111%

Net Income of the period	3,026	7,454	6,396	-14%	111%
Net income of the period attributable to parent company	3,026	7,454	6,396	-14%	111%
Net income of the period attributable to minority interest	0	0	0	-	-

The Bank’s 2Q20 net interest income totaled Ps.20 billion, 11% or Ps.2.4 billion lower than in 1Q20 and 19% or Ps.4.6 billion lower YoY.

In 2Q20 interest income totaled Ps.29.6 billion, 9% or Ps.3 billion lower than in 1Q20 (due to lower income from interest on loans and lower income from securities) and 36% or Ps.16.4 billion lower than in 2Q19.

Income from interest on loans and other financing totaled Ps.18 billion, 12% or Ps.2.5 billion lower compared with the previous quarter, due to a 408 b.p. decrease in the average lending rate (down from 35.6% in 1Q20 to 31.5% in 2Q20), while the average volume of private sector loans remained unchanged. On a yearly basis Income from interest on loans decreased 17% or Ps.3.6 billion.

In 2Q20 income from government and private securities decreased 12% or Ps1.3 billion QoQ (due to lower income from Government securities) and decreased 56% or Ps.12.2 billion compared with the same period of last year. This result is explained 86% by income from government and private securities through other comprehensive income (Central Bank Notes) and the remaining 14% is explained by income from government and private securities at amortized cost.

In 2Q20 income from Repos totaled Ps.1.5 billion, Ps.1.1 billion higher than the previous quarter and 38% or Ps.900 million lower than a year ago.

In 2Q20 FX income totaled a Ps.786 million gain, due to the 9% argentine peso depreciation against the US dollar and the Bank’s long spot dollar position during the quarter and FX trading results (Ps.151 million). It should be noted that if income from investment in derivative financing instruments is added then differences in quoted prices of gold and foreign currency in 2Q20 resulted in a Ps.805 million gain.

2Q20 Earnings Release

FX INCOME	MACRO Consolidated			Variation
In MILLION $ (Measuring Unit Current at EOP)	2Q19	1Q20	2Q20	QoQ	YoY
(1) Differences in quoted prices of gold and foreign currency	482	561	786	40%	63%
Translation of FX assets and liabilities to Pesos	-195	510	635	25%	-
Income from foreign currency exchange	677	51	151	196%	-78%

(2) Net Income from financial assets and liabilities at fair value through P&L	-19	38	19	-50%	-
Income from investment in derivative financing instruments	-19	38	19	-50%	-

(1) +(2) Total Result from Differences in quoted prices of gold and foreign currency	463	599	805	34%	74%

INTEREST INCOME	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	2Q19	1Q20	2Q20	QoQ	YoY
Interest on Cash and due from Banks	50	64	14	-78%	-72%
Interest from government securities	21,969	11,007	9,744	-11%	-56%
Interest from private securities	0	615	347	-44%	-
Interest on loans and other financing
To the financial sector	522	266	249	-6%	-52%
To the public non financial sector	173	585	388	-34%	124%
Interest on overdrafts	2,547	4,280	2,862	-33%	12%
Interest on documents	1,602	1,341	913	-32%	-43%
Interest on mortgages loans	2,462	1,894	1,491	-21%	-39%
Interest on pledged loans	183	113	96	-15%	-48%
Interest on personal loans	8,817	7,016	6,973	-1%	-21%
Interest on credit cards loans	3,932	2,883	2,280	-21%	-42%
Interest on financial leases	64	23	12	-48%	-81%
Interest on other loans	1,337	2,101	2,769	32%	107%
Interest on Repos
From the BCRA	0	339	1,466	332%	-
Other financial institutions	2,367	44	1	-98%	-100%
Total Interest income	46,025	32,571	29,605	-9%	-36%

Income from Interest on loans	21,639	20,502	18,033	-12%	-17%

The Bank’s 2Q20 interest expense totaled Ps.9.6 billion, decreasing 6% (Ps.560 million) compared to the previous quarter and 55% (Ps.11.8 billion) compared to 2Q19.

In 2Q20, interest on deposits represented 91% of the Bank’s total interest expense, decreasing 6% or Ps.566 million QoQ, due to a 262 b.p. reduction in the average rate paid on deposits (down from 16.3% in 1Q20 to 13.6% in 2Q20). The average volume of deposits from the private sector increased 8% and did not offset the decline in interest rates. On a yearly basis, interest on deposits decreased 57% or Ps.11.3 billion.

2Q20 Earnings Release

INTEREST EXPENSE	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	2Q19	1Q20	2Q20	QoQ	YoY
Deposits
Interest on checking accounts	77	126	112	-11%	45%
Interest on saving accounts	224	154	123	-20%	-45%
Interest on time deposits	19,617	8,947	8,426	-6%	-57%
Interest on other financing from BCRA and financial inst.	91	23	14	-39%	-85%
Repos
Other financial institutions	159	70	19	-73%	-88%
Interest on corporate bonds	690	300	359	20%	-48%
Interest on subordinated bonds	457	483	498	3%	9%
Interest on other financial liabilities	39	21	13	-38%	-67%
Total financial expense	21,354	10,124	9,564	-6%	-55%

Expenses from interest on deposits	19,918	9,227	8,661	-6%	-57%

As of 2Q20, the Bank’s accumulated net interest margin (including FX) was 22.3%, lower than the 25.2% posted in 1Q20 and higher than the 20% posted in 2Q19.

In 2Q20 Net Interest Margin (excluding FX) was 21.6%, lower than the 24.6% posted in 1Q20 but wider than the 19.8% posted in 2Q19.

In 2Q20 Net Interest Margin (Pesos) was 23%, lower than the 30.3% posted in 1Q20 and then the 24.7% in 2Q19; meanwhile Net Interest Margin (USD) was 2.3%, lower than the 3.9% posted in 1Q20 and higher than the 1.1% registered in 2Q19.

ASSETS & LIABILITIES PERFORMANCE (AR$)	MACRO Consolidated
In MILLION $ (Measuring Unit Current at EOP)	2Q19			1Q20			2Q20
	AVERAGE BALANCE	REAL INT RATE	NOMINAL INT. RATE	AVERAGE BALANCE	REAL INT RATE	NOMINAL INT. RATE	AVERAGE BALANCE	REAL INT RATE	NOMINAL INT. RATE
Yields & rates in annualized nominal %
Interest-earning assets
Loans & Other Financing
Public Sector	1,450	7.1%	47.9%	6,563	3.4%	35.9%	6,269	2.7%	24.9%
Financial Sector	5,185	1.0%	39.5%	2,232	11.5%	46.5%	2,366	16.9%	42.2%
Private Sector	246,506	-4.4%	32.1%	177,716	7.6%	41.4%	185,557	11.3%	35.4%
Other debt securities
Central Bank Securities (Leliqs)	122,424	22.6%	69.3%	76,181	10.9%	45.7%	84,858	13.1%	37.5%
Government & Private Securities	9,541	-3.9%	32.8%	21,248	18.7%	55.9%	28,548	7.4%	30.6%
Repos	13,562	23.1%	70.0%	3,517	9.5%	43.8%	34,146	-3.5%	17.3%
Total interest-earning assets	398,668	5.0%	45.0%	287,457	9.3%	43.6%	341,744	9.9%	33.6%

Non interest-earning assets	72,664			95,063			102,592
Total Average Assets	471,332			382,520			444,336

Interest-bearing liabilities
Deposits
Public Sector	23,546	-2.3%	35.0%	12,223	-4.6%	25.3%	18,297	-0.3%	21.3%
Private Sector	222,284	-5.0%	31.2%	149,417	-6.9%	22.3%	178,962	-3.8%	17.0%
BCRA and other financial institutions	582	18.8%	64.1%	362	-4.4%	25.6%	397	-3.6%	17.2%
Corporate bonds	6,456	3.5%	42.9%	5,748	-7.9%	21.0%	4,836	6.8%	29.9%
Repos	1,006	18.3%	63.4%	1,212	-6.2%	23.2%	872	-10.5%	8.8%
Total int.-bearing liabilities	253,874	-4.4%	32.0%	168,962	-6.8%	22.5%	203,364	-3.2%	17.7%

Total non int.-bearing liab. & equity	78,829			98,465			129,240

Total Average Liabilities & Equity	332,703			267,427			332,604

Assets Performance		44,698			31,132			28,521
Liabilities Performance		20,265			9,463			8,937
Net Interest Income		24,433			21,669			19,584
Total interest-earning assets		398,668			287,457			341,744
Net Interest Margin (NIM)		24.6%			30.3%			23.0%

2Q20 Earnings Release

ASSETS & LIABILITIES PERFORMANCE USD	MACRO Consolidated
In MILLION $ (Measuring Unit Current at EOP)	2Q19			1Q20			2Q20
	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL
	BALANCE	RATE	INT. RATE	BALANCE	RATE	INT. RATE	BALANCE	RATE	INT. RATE
Yields & rates in annualized nominal %
Interest-earning assets
Cash and Deposits in Banks	19,350	-33.0%	1.0%	32,446	0.3%	0.8%	40,416	13.0%	0.1%
Loans & Other Financing
Public Sector	38	0.0%	0.0%	0	0.0%	0.0%	0	0.0%	0.0%
Financial Sector	506	-27.9%	8.7%	485	6.1%	6.6%	63	20.2%	6.4%
Private Sector	60,767	-28.2%	8.2%	44,383	11.7%	12.2%	36,510	26.1%	11.7%
Other debt securities
Government & Private Securities	2,622	-31.4%	3.4%	2,948	1.7%	2.2%	4,131	13.5%	0.5%
Total interest-earning assets	83,283	-29.4%	6.4%	80,262	6.7%	7.2%	81,120	19.0%	5.4%

Non interest-earning assets	49,464			45,996			41,886
Total Average Assets	132,747			126,258			123,006

Interest-bearing liabilities
Deposits
Public Sector	1,559	-31.5%	3.3%	2,084	0.7%	1.2%	1,317	13.9%	0.9%
Private Sector	79,060	-31.7%	3.0%	59,582	0.5%	1.0%	47,717	14.1%	1.0%
BCRA and other financial institutions	1,940	-28.6%	7.7%	1,340	5.8%	6.3%	601	20.5%	6.7%
Subordinated bonds	19,451	-27.4%	9.4%	27,230	6.6%	7.1%	28,065	20.9%	7.1%
Total int.-bearing liabilities	102,010	-30.8%	4.3%	90,236	2.4%	3.0%	77,700	16.5%	3.2%

Total non int.-bearing liabilities	27,059			29,035			37,298

Total Average liabilities	129,069			119,271			114,998

Assets Performance		1,327			1,438			1,084
Liabilities Performance		1,089			661			627
Net Interest Income		238			777			457
Total interest-earning assets		83,283			80,262			81,120
Net Interest Margin (NIM)		1.1%			3.9%			2.3%

In 2Q20 Banco Macro’s net fee income totaled Ps.4.6 billion, Ps.20 million lower than in 1Q20 and 7% or Ps.324 million lower than the same period of last year.

In the quarter, fee income totaled Ps.5 billion, 2% or Ps.114 million lower than in 1Q20. Corporate services fees and credit card fees, stand out; with a 25% and 9% decrease respectively QoQ. On a yearly basis, fee income decreased 7% or Ps.367 million.

In the quarter, total fee expense decreased 20% or Ps.94 million. On a yearly basis, fee expenses decreased 11% or Ps.43 million.

NET FEE INCOME	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	2Q19	1Q20	2Q20	QoQ	YoY
Fees charged on deposit accounts	2,175	1,872	1,916	2%	-12%
Credit card fees	1,091	1,132	1,029	-9%	-6%
Corporate services fees	590	567	427	-25%	-28%
ATM transactions fees	252	427	413	-3%	64%
Insurance fees	341	326	334	2%	-2%
Debit card fees	272	266	300	13%	10%
Financial agent fees (Provinces)	267	252	257	2%	-4%
Credit related fees	216	160	210	31%	-3%
Mutual funds & securities fees	136	90	101	12%	-26%
AFIP & Collection services	30	25	16	-36%	-47%
ANSES fees	12	12	12	0%	0%
Total fee income	5,382	5,129	5,015	-2%	-7%

Total fee expense	409	460	366	-20%	-11%

Net fee income	4,973	4,669	4,649	0%	-7%

2Q20 Earnings Release

In 2Q20 Net Income from financial assets and liabilities at fair value through profit or loss totaled a Ps.2 billion loss, improving from the Ps.4.3 billion loss posted in the previous quarter. This improvement can be traced to a lower loss related to sale of financial assets at fair value as a consequence of the inflation adjustment applied to our Leliq holdings (lower inflation was observed during 2Q20) and a Ps.616 increase in profit from government securities.

NET INCOME FROM FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	2Q19	1Q20	2Q20	QoQ	YoY
Profit or loss from government securities	47	1,400	2,016	44%	4189%
Profit or loss from private securities	213	238	104	-56%	-51%
Profit or loss from investment in derivative financing instruments	-19	38	19	-50%	-200%
Profit or loss from other financial assets	65	-5	9	-280%	-86%
Profit or loss from investment in equity instruments	2	95	82	-14%	4000%
Profit or loss from the sale of financial assets at fair value	-12,978	-6,079	-4,239	-30%	-67%
Income from financial assets at fair value through profit or loss	-12,670	-4,313	-2,009	-53%	-84%

Profit or loss from derivative financing instruments	-1	0	0	-	-
Income from financial liabilities at fair value through profit or loss	-1	0	0	-	-

NET INCOME FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	-12,671	-4,313	-2,009	-53%	-84%

In the quarter Other Operating Income totaled Ps.1.1 billion, 8% or Ps.94 million lower than in 1Q20. On a yearly basis Other Operating Income decreased 11% or Ps.137.

OTHER OPERATING INCOME	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	2Q19	1Q20	2Q20	QoQ	YoY
Credit and debit cards	82	26	17	-35%	-79%
Lease of safe deposit boxes	116	141	165	17%	42%
Other service related fees	252	508	363	-29%	44%
Other adjustments and interest from other receivables	247	213	171	-20%	-31%
Initial recognition of loans	63	0	18	-	-71%
Others	441	270	330	22%	-25%
Other Operating Income	1,201	1,158	1,064	-8%	-11%

In 2Q20 Banco Macro’s administrative expenses plus employee benefits totaled Ps.8.6 billion, 11% or Ps.840 million higher than the previous quarter, due to higher (15%) expenses related to employee benefits (salary increases) and higher administrative expenses (3%). On a yearly basis administrative expenses plus employee benefits decreased 20% or Ps.1.9 billion.

During July, 2020 a 26% salary increase was agreed with the Union, which will be payable in installments, for 1Q20 and 2Q20 the increases were 7% and 6% respectively.

Employee benefits increased 15% or Ps.754 million QoQ (the main drivers for the increase were higher salaries and higher social security contributions (18% increases in both lines). On a yearly basis Employee benefits decreased 20% or Ps.1.5 billion. It should be noted that in 2Q19 social security contributions included a Ps.1 billion charge related to a higher social security contributions rate; if we were to exclude this non-recurring item employee benefits would have decreased 7% or Ps.641 million.

2Q20 Earnings Release

In 2Q20, the efficiency ratio reached 43.3%, deteriorating from the 39.8% posted in 1Q20. In 2Q20 expenses (employee benefits + G&A expenses + depreciation and impairment of assets) increased 10%, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income + net income from financial assets at fair value through profit or loss – (Turnover Tax + Insurance on deposits)) were unchanged compared to 1Q20.

If we had excluded from the efficiency ratio calculation the inflation adjustment on our Leliqs holding (as per Central Bank rules shown under profit/loss from financial instruments at fair value through P&L), efficiency ratio would have been 37.2% in 2Q20 and 31.6% in 1Q20

PERSONNEL & ADMINISTRATIVE EXPENSES	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	2Q19	1Q20	2Q20	QoQ	YoY
Employee benefits	7,185	4,980	5,734	15%	-20%
Remunerations	4,414	3,670	4,335	18%	-2%
Social Security Contributions	2,247	816	964	18%	-57%
Compensation and bonuses	405	385	344	-11%	-15%
Employee services	119	109	91	-17%	-24%
Administrative Expenses	3,379	2,818	2,904	3%	-14%
Taxes	438	406	363	-11%	-17%
Maintenance, conservation fees	465	427	459	7%	-1%
Directors & statutory auditors fees	430	319	287	-10%	-33%
Security services	323	310	299	-4%	-7%
Electricity & Communications	345	328	327	0%	-5%
Other professional fees	292	194	179	-8%	-39%
Rental agreements	70	24	27	13%	-61%
Advertising & publicity	134	61	82	34%	-39%
Personnel allowances	58	35	22	-37%	-62%
Stationary & Office Supplies	29	20	19	-5%	-34%
Insurance	34	27	38	41%	12%
Hired administrative services	1	1	0	-100%	-100%
Other	760	666	802	20%	6%
Total Administrative Expenses	10,564	7,798	8,638	11%	-18%

Total Employees	8,893	8,732	8,706
Branches	463	463	463
Efficiency ratio	72.2%	39.8%	43.3%

Accumulated efficiency ratio	58.4%	39.8%	41.6%

In 2Q20, Other Operating Expenses totaled Ps.4.1 billion, decreasing 10% or Ps.457 million QoQ. Turnover Tax and Other provision charges stand out with a 10% (Ps.248 million) decrease and a 38% (Ps.120 million) decrease respectively QoQ. On a yearly basis Other Operating Expenses decreased 29% or Ps.1.7 billion. If we were to exclude non-recurring items from 2Q19, Other Operating Expenses would have increased 40% or Ps.402 million.

2Q20 Earnings Release

OTHER OPERATING EXPENSES	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	2Q19	1Q20	2Q20	QoQ	YoY
Turnover Tax	2,687	2,576	2,328	-10%	-13%
Other provision charges	354	316	196	-38%	-45%
Deposit Guarantee Fund Contributions	173	128	143	12%	-17%
Donations	54	114	22	-81%	-59%
Insurance claims	14	16	16	0%	14%
Others	2,515	1,404	1,398	0%	-44%
Other Operating Expenses	5,797	4,557	4,100	-10%	-29%

In 2Q20 the result from the net monetary position totaled a Ps.445 million gain, improving 43% or Ps.134 million from the Ps.311 million gain posted in 1Q20. This result is explained by the breakdown of monetary assets and monetary liabilities and their behavior during the quarter; monetary assets (cash, loans, and government securities) decreased while monetary liabilities (deposits) increased, and lower inflation observed during the quarter (242 b.p. below 1Q20 level, down from 7.7995% to 5.3746%) generating a positive result. On a yearly basis result from net monetary position decreased 93% or Ps.5.9 billion.

In 2Q20 Banco Macro's effective income tax rate was 28.9%, lower than the 35.8% effective tax rate of 1Q20.

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.219.4 billion, decreasing 5% or Ps.12.2 billion QoQ and 12% or Ps.30.4 billion YoY.

Within commercial loans, Others stand out with an 30% or Ps.9 billion increase QoQ (mostly due to loans extended to SMEs at a 24% interest rate, as part of the relief package given the Covid-19 pandemic); meanwhile Overdrafts decreased 40% or Ps.13.4 billion.

Within consumer lending personal loans and credit card loans decreased 5% or Ps.2.9 billion and 3% or Ps.1.2 billion respectively QoQ.

Within private sector financing, peso financing increased Ps.244 million, while US dollar financing decreased 36% or USD232 million.

As of 2Q20, Banco Macro´s market share over private sector loans was 7.5%.

2Q20 Earnings Release

FINANCING TO THE PRIVATE SECTOR	MACRO Consilidated			Change
In MILLION $ (Measuring Unit Current at EOP)	2Q19	1Q20	2Q20	QoQ	YoY
Overdrafts	22,607	33,890	20,473	-40%	-9%
Discounted documents	30,534	24,138	21,850	-9%	-28%
Mortgage loans	17,417	13,446	12,969	-4%	-26%
Pledged loans	5,656	3,923	3,689	-6%	-35%
Personal loans	80,592	60,695	57,764	-5%	-28%
Credit Card loans	42,462	46,666	45,461	-3%	7%
Others	35,483	29,384	38,334	30%	8%
Interest	12,160	16,496	16,849	2%	39%
Total loan portfolio	246,911	228,638	217,389	-5%	-12%

Total loans in Pesos	170,204	187,500	188,709	1%	11%

Total loans in USD	76,707	41,138	28,680	-30%	-63%
Financial trusts	1,407	1,741	837	-52%	-41%
Leasing	479	207	155	-25%	-68%
Others	969	1,009	973	-4%	0%
Total other financing	2,855	2,957	1,965	-34%	-31%

Total other financing in Pesos	1,490	1,940	955	-51%	-36%

Total other financing in USD	1,365	1,017	1,010	-1%	-26%

Total financing to the private sector	249,766	231,594	219,354	-5%	-12%

EOP FX (Pesos per USD)	42.4483	64.4700	70.4550	9%	66%

USD financing / Financing to the private sector	31%	18%	14%

Public Sector Assets

In 2Q20, the Bank’s public sector assets (excluding LELIQs) to total assets ratio was 9.3%, higher than the 5% registered in the previous quarter, and higher than the 2.8% posted in 2Q19.

In 2Q20, a 40% or Ps.30.1 billion increase in Leliqs stands out, also in the quarter Other government securities increased 134% or Ps.29.8 billion, within Other government securities the Bank decided to invest in CER adjustable bonds and Badlar bonds.

2Q20 Earnings Release

PUBLIC SECTOR ASSETS	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	2Q19	1Q20	2Q20	QoQ	YoY
Leliqs	121,836	75,282	105,409	40%	-13%
Other	15,175	22,185	51,982	134%	243%
Government securities	137,011	97,466	157,391	61%	15%
Provincial loans	1,394	4,259	6,324	48%	354%
Loans	1,394	4,259	6,324	48%	354%
Purchase of government bonds	118	128	130	2%	10%
Other receivables	118	128	130	2%	10%

TOTAL PUBLIC SECTOR ASSETS	138,523	101,853	163,845	61%	18%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)	16,687	26,571	58,436	120%	250%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)/TOTAL ASSETS	2.8%	5.0%	9.3%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.406 billion in 2Q20, increasing 24% or Ps.78 billion QoQ and a Ps.214 million increase YoY and representing 80% of the Bank’s total liabilities.

On a quarterly basis, both private sector and public sector deposits increased with a 16% or Ps.47 billion increase and a 107% or Ps.30.9 billion increase respectively.

The increase in private sector deposits was led by time deposits, which increased 18% or Ps.23.5 billion, while demand deposits increased 13% or Ps.20.5 billion QoQ.

Within private sector deposits, peso deposits increased 24% or Ps.52.3 billion, while US dollar deposits decreased 15% or USD179 million.

As of 2Q20, Banco Macro´s market share over private sector deposits was 6.3%.

DEPOSITS	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	2Q19	1Q20	2Q20	QoQ	YoY
Public sector	33,518	28,778	59,669	107%	78%

Financial sector	348	307	349	14%	0%

Private sector	371,936	298,963	345,998	16%	-7%
Checking accounts	41,643	56,570	71,397	26%	71%
Savings accounts	112,436	100,581	106,256	6%	-5%
Time deposits	210,870	134,128	157,674	18%	-25%
Other	6,987	7,683	10,671	39%	53%
Total	405,802	328,047	406,016	24%	0%

Pesos	273,741	245,958	329,118	34%	20%
Foreign Currency (Pesos)	132,061	82,089	76,898	-6%	-42%

EOP FX (Pesos per USD)	42.4483	64.4700	70.4550	9%	66%
Foreign Currency (USD)	3,111	1,273	1,091	-14%	-65%

USD Deposits / Total Deposits	33%	25%	19%

2Q20 Earnings Release

Banco Macro’s transactional deposits represent approximately 49% of its total deposit base as of 2Q20. These accounts are low cost and are not sensitive to interest rate increases.

Other sources of funds

In 2Q20, the total amount of other sources of funds decreased 4% or Ps.6.4 billion compared to 1Q20. In 2Q20 Shareholder’s Equity decreased 5% or Ps.6.3, due to cash dividend that was declared and approved by the Shareholders’ meeting and which has yet not been paid (Central Bank Authorization still pending, pursuant to Communication “A” 7035 Financial Institutions are not allowed to pay dividends until December 31st, 2020); also in the quarter Non-subordinated corporate bonds decreased 16% or Ps.908 million while subordinated bonds increased 2% or Ps.616 million. On a yearly basis other sources of funds increased 10% or Ps.13.5 billion.

OTHER SOURCES OF FUNDS	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	2Q19	1Q20	2Q20	QoQ	YoY
Central Bank of Argentina	34	17	18	6%	-47%
Banks and international institutions	2,489	547	549	0%	-78%
Financing received from Argentine financial institutions	613	346	501	45%	-18%
Subordinated corporate bonds	24,543	28,036	28,652	2%	17%
Corporate bonds	8,842	5,757	4,849	-16%	-45%
Shareholders' equity	103,741	125,469	119,200	-5%	15%
Total other source of funds	140,262	160,171	153,769	-4%	10%

Liquid Assets

In 2Q20, the Bank’s liquid assets amounted to Ps.220.6 billion, showing a 3% or Ps.5.6 billion increase QoQ, and an 18% or Ps.48.9 billion decrease on a yearly basis.

In 2Q20, LELIQs own portfolio increased 40% or Ps.30.1 billion, which was partially offset by a 20% or Ps.26.1 billion decrease in cash.

In 2Q20 Banco Macro’s liquid assets to total deposits ratio reached 54%.

LIQUID ASSETS	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	2Q19	1Q20	2Q20	QoQ	YoY
Cash	137,658	129,949	103,897	-20%	-25%
Guarantees for compensating chambers	8,554	9,167	11,282	23%	32%
Call	1,413	632	0	-100%	-100%
Leliq own portfolio	121,836	75,282	105,409	40%	-13%
Total	269,461	215,030	220,588	3%	-18%

Liquid assets to total deposits	66.0%	66.0%	54.0%

2Q20 Earnings Release

Solvency

Banco Macro continued showing high solvency levels in 2Q20 with an integrated capital (RPC) of Ps.136.5 billion over a total capital requirement of Ps.34.7 billion. Banco Macro’s excess capital in 2Q20 was 294% or Ps.101.8 billion. Since the beginning of 2020 and due to inflation adjustments Equity has increased significantly leading to higher solvency levels (shown under Ordinary Capital Level 1).

The regulatory capital ratio (as a percentage of risk-weighted assets- RWA) was 32.1% in 2Q20; TIER1 Ratio stood at 25%.

The Bank’s aim is to make the best use of this excess capital.

MINIMUM CAPITAL REQUIREMENT	MACRO Consolidated			Change
In MILLION $	2Q19(¹)	1Q20(²)	2Q20(²)	QoQ	YoY
Credit risk requirement	16,641	23,808	24,046	1%	44%
Market risk requirement	421	694	1,122	62%	166%
Operational risk requirement	5,959	8,606	9,493	10%	59%
Total capital requirements	23,021	33,108	34,660	5%	51%

Ordinary Capital Level 1 (COn1)	59,406	115,532	116,048	0%	95%
Deductible concepts Level 1 (COn1)	-4,160	-12,442	-10,011	-20%	141%
Capital Level 2 (COn2)	18,740	26,427	30,427	15%	62%
Integrated capital - RPC (i)	73,986	129,517	136,464	5%	84%

Excess capital	50,965	96,409	101,804	6%	100%

Risk-weighted assets - RWA (ii)	281,700	405,179	424,501	5%	51%

Regulatory Capital ratio [(i)/(ii)]	26.0%	32.0%	32.0%

Ratio TIER 1 [Capital Level 1/RWA]	20.0%	25.0%	25.0%

RWA - (ii): Risk Weighted Assets, considering total capital requirements.

(¹) Figueres are not inflation adjusted. Expressed in Pesos current at end of each quarter

(²) Figures are inflaiton adjusted. Expressed in Pesos current at EOP

2Q20 Earnings Release

Asset Quality

In 2Q20, Banco Macro’s non-performing to total financing ratio (under Central Bank rules) reached a level of 1.52%, up from 1.36% in 1Q20, and down from the 2.12% posted in 2Q19.

Consumer portfolio non-performing loans deteriorated 14b.p. (up to 1.50% from 1.36%) while Commercial portfolio non-performing loans deteriorated 18 b.p. in 2Q20 (up to 1.54% from 1.36%).

Consumer portfolio non-performing loans ratio continues to be positively impacted by recent measures adopted by the Central Bank of Argentina in the current Covid19 pandemic context, particularly the 60 day grace period that was added to debtor classification before a loan is considered non performing and the possibility to refinance outstanding credit card balances.

The coverage ratio (measured as total allowances under Expected Credit Losses over Non Performing loans under Central Bank rules) improved to 210.65% in 2Q20. Write-offs over total loans totaled 0.21%.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	2Q19	1Q20	2Q20	QoQ	YoY
Commercial portfolio	103,534	104,694	81,725	-22%	-21%
Non-performing	821	1,426	1,262	-12%	54%
Consumer portfolio	161,229	142,176	157,282	11%	-2%
Non-performing	4,801	1,934	2,366	22%	-51%
Total portfolio	264,763	246,870	239,007	-3%	-10%
Non-performing	5,621	3,360	3,628	8%	-35%
Commercial non-perfoming ratio	0.79%	1.36%	1.54%
Consumer non-perfoming ratio	2.98%	1.36%	1.50%

Total non-performing/ Total portfolio	2.12%	1.36%	1.52%

Total allowances	6,188	5,828	7,642	31%	23%
Coverage ratio w/allowances	110.09%	173.45%	210.64%
Write Offs	927	550	507	-8%	-45%
Write Offs/ Total portfolio	0.35%	0.22%	0.21%

2Q20 Earnings Release

Expected Credit Losses (E.C.L) (I.F.R.S.9)

The Bank records an allowance for expected credit losses for all loans and other debt financial assets not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts, in this section all referred to as ‘financial instruments’. Equity instruments are not subject to impairment under IFRS 9. The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months expected credit loss.(For further information please see our 2019 20-F)

The table below shows, under the E.C.L model, the allowances for credit losses with their respective classification in stages, and the impact the transition to I.F.R.S. 9 has on earnings.

Transition to I.F.R.S.9 (BOP Jan 1,2019)
IN MILLION $ (Measuring Unit Current at end of 2Q20)
Allowances under BCRA rules	7,271
Re-measurement of financial inst.	-491
ECL under I.F.R.S9 (Jan 2019)	6,780

Expected Credit Losses (ECL) - 2020 Evolution
ECL under I.F.R.S.9 EOP 4Q19	5,792
ECL under I.F.R.S.9 EOP 1Q20	5,828
12months ECL (Stage 1)	1,355
Financial inst. with increased credit risk (Stage 2)	896
Financial inst. considered credit impaired (Stage 3)	292
Monetary result generated by allowances	-693
ECL under I.F.R.S.9 EOP 2Q20	7,643

2Q20 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	2Q19	1Q20	2Q20	QoQ	YoY
CER adjustable ASSETS

Government Securities	119	2,724	19,586	619%	16359%

Loans (*)	16,807	16,588	16,413	-1%	-2%
Private sector loans	9,641	7,368	6,865	-7%	-29%
Mortgage loans (UVA adjusted)	7,166	9,217	9,545	4%	33%
Other loans	0	3	3	-	-
Total CER adjustable assets	16,926	19,312	35,999	86%	113%

CER adjustable LIABILITIES
Deposits (*)	371	1,283	2,238	74%	503%
UVA Unemployment fund	497	651	604	-7%	22%
Total CER adjustable liabilities	868	1,934	2,842	47%	227%

NET CER EXPOSURE	16,058	17,378	33,157	91%	106%

(*) Includes Loans &Time Deposits CER adjustable (UVAs)

FOREIGN CURRENCY POSITION	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	2Q19	1Q20	2Q20	QoQ	YoY
Cash and deposits in Banks	81,607	72,259	79,980	11%	-2%
Cash	4,807	4,731	4,352	-8%	-9%
Central Bank of Argentina	52,452	32,814	34,664	6%	-34%
Other financial institutions local and abroad	24,345	34,709	40,959	18%	68%
Others	3	4	5	25%	67%
Net Income from financial instruments at fair value through P&L	543	148	34	-77%	-94%
Derivatives	0	0	0	-	-
Other financial assets	4,670	4,283	4,103	-4%	-12%
Loans and other financing	78,183	42,076	29,628	-30%	-62%
Other financial institutions	653	75	59	-21%	-91%
Non financial private sector & foreign residents	77,530	42,001	29,569	-30%	-62%
Other debt securities	4,486	3,916	4,281	9%	-5%
Guarantees received	1,771	2,202	2,142	-3%	21%
Investment in equity instruments	10	6	7	17%	-30%
Investment in associates and joint ventures	0	0	0	-	-
Total Assets	171,270	124,891	120,175	-4%	-30%
Deposits	132,061	82,089	76,898	-6%	-42%
Non financial public sector	3,960	3,292	3,378	3%	-15%
Financial sector	233	259	269	4%	15%
Non financial private sector & foreign residents	127,868	78,538	73,251	-7%	-43%
Other liabilities from financial intermediation	4,936	6,118	5,449	-11%	10%
Financing from the Central Bank and other fin. Inst	2,747	725	710	-2%	-74%
Subordinated corporate bonds	24,494	28,036	28,652	2%	17%
Other non financial liabilities	62	32	60	88%	-3%
Total Liabilities	164,301	117,000	111,769	-4%	-32%

NET FX POSITION (Pesos)	6,969	7,892	8,406	7%	21%
EOP FX (Pesos per USD)	42.4483	64.4700	70.4550	9%	66%
NET FX POSITION (USD)	164	122	119	-3%	-27%

2Q20 Earnings Release

Relevant and Recent Events

•	Interest Payment Class C Peso denominated Notes. In July 2020, the Bank paid quarterly interest on Class C Peso denominated notes in the amount of Ps.168,089,726.31.

•	Play Digital. In July and August Banco Macro in line with its business strategy, decided to make an irrevocable capital contribution in advance of future share subscription to the company “Play Digital S.A.” as of this date these contributions have been accepted. The Company’s purpose is to develop and market a payment solution linked to bank accounts held by financial system users in order to bring significant improvement to their payment experience. The Company’s shareholders are Banco de Galicia y Buenos Aires S.A.U., Banco BBVA Argentina S.A. and Banco Santander Río S.A. and we expect other financial entities to join us and participate progressively in the Company’s capital stock and payment solution.

•	Covid-19: In early March 2020, the World Health Organization recognized Coronavirus (Covid-19) as a pandemic that is severely affecting almost all countries around the world. The spread of this disease globally has forced the authorities to take drastic health and financial measures to contain and mitigate its effects on health and economic activity. Particularly in the Argentine Republic, on March 19, 2020, through Decree No. 297/2020, the Government established the “social, preventive and compulsory isolation” measure until March 31, 2020, which was then extended until June 7, 2020. Along with health protection rules, tax and financial measures were taken to mitigate the impact on the economy associated with the pandemic, including public direct financial assistance measures for part of the population, the establishment of financial and fiscal facilities for both individuals and companies. As regards measures related to the Entity’s business, the BCRA established maturities extensions, froze the mortgage loan installments and encouraged banks to lend to companies at reduced rates. In addition, the distribution of dividends of the finance institutions was suspended until June 30, 2020. In addition, in the mandatory quarantine context, the BCRA ruled that financial institutions would not be able to open their branches for public service during that period and should continue to provide services to users remotely. They could also trade with each other and their clients in the exchange market remotely. During quarantine, remote trading of stock exchanges and capital markets authorized by the CNV, the custodians and capital market agents registered with the CNV was admitted. In view of the extension of mandatory quarantine, the BCRA then decided that financial institutions would open their branches from Friday, April 3, 2020 for public attention through previous appointments obtained by the Bank’s website. The Bank is developing its activities under the conditions detailed above, giving priority to the compliance of social isolation measures by its employees, with the primary objective of taking care of the public health and well-being of all its stakeholders (employees, suppliers, customers, among others). To this end, it has put in place contingency procedures and has enabled its staff to carry out their tasks remotely. From a commercial point of view, it has emphasized maintaining a close relationship with its customers, trying to respond to their needs at this difficult time, sustaining all virtual channels of care to ensure operability and good response to requirements, monitoring compliance with their business obligations and monitoring the active portfolio in order to detect possible delays in collection and set new conditions for them. Considering the size of the abovementioned situation, the Bank’s Management estimates that this situation could have an impact on its operations and the financial situation and the results of the Bank, which are under analysis, and will ultimately, depend on the extent an duration of the health emergency and the success of the measures taken and taken in

Regulatory Changes

•	ATM fees. The Central Bank determined through Communication “A” 7044 that, until December 31, 2020, any operation effected through ATMs will not be subject to any charges or fees. The Central Bank also stated that all outstanding and unpaid installments on loans through September 30, 2020 will be deferred to maturity.

2Q20 Earnings Release

•	Reserve requirements. The Central Bank through Communication “A” 7046 overruled the consolidated calculation for reserve requirements in pesos for the periods July/August 2020 and December/January 2021.

•	Credit card payments. The Central Bank determined that the unpaid balances of credit card financings due between September 1 and September 30, 2020 will be automatically refinanced in nine equal consecutive monthly installments beginning after a three-month grace period. Interest rates on such unpaid balances may not exceed an annual nominal rate of 40%.

•	Minimum holding period. The CNV (National Securities Commission) through Resolution 843 established that all purchases and sales of securities in the local market with foreign settlement are to be compensated. Additionally all securities transfer from abroad and settled in foreign currency are subject to a minimum holding period of five business days.

•	Prohibition of bank account closures. The government prohibited the closure and disabling of bank accounts and the imposition of penalties until December 31, 2020.

•	Subsidized loans to non-SME clients. Through Communication “A” 7054 the Central Bank allowed financing at a 24% interest rate to non-SME clients, provided that the funds are used for the acquisition of machinery and equipment manufactured by SMEs. These loans are included in the reserve requirement reduction and the calculation of the Leliq daily position.

•	USD wire transfers. The Central Bank through Communication “A” 7063 urged financial institutions to proceed with increased caution when performing USD wire transfers. Particularly the Central Bank flagged certain USD accounts as being suspicious, and established that from the second transfer received by these account in the same month, financial institutions should defer the accreditation until all suspicions are cleared.

•	Leliq Position vs. PGNME (Net Foreign Exchange Position). The Central Bank established through Communication “A” 7077 that as of August 1, 2020, the excess net position in LELIQ can be incremented by the positive difference between: the maximum limit of the cash position within the Net positive Global Currency Position (the highest between USD 2.5 million, and 4% of the month’s regulatory capital) and the current cash position. In the case that the difference is negative, the increment in limit is zero.

•	Time deposits minimum rate. The Central Bank ruled through Communication “A” 7078 that all non-adjustable time deposits under Ps.1 million made by individuals as of August 1, 2020 will have a minimum interest rate equivalent to the 87% (up from 79%) of the average LELIQ’s tendering during the week prior to the date in which the deposit was made. Furthermore the Central Bank established that as of September 1, 2020 financial institutions paying this interest rate will be able to increase their excess Leliq position by 13% of the average amount of time deposits of the previous month.

•	New subsidized credit lines. The Central Bank through communication “A” 7082 established that financial institutions must grant loans at a subsidized interest rate to all companies that request them, provided that they are included in the beneficiary list that will be released by the AFIP (Internal Tax Revenue Service). The interest rate will be determined according to the year over year increase in the company’s revenues (with a maximum rate of 15%). The Fondo Nacional de Desarrollo Productivo (FONDEP) will recognize an annual nominal rate equivalent to the difference between 15% and the interest rate paid by the company, in line with the previously mentioned limits.

2Q20 Earnings Release

QUARTERLY BALANCE SHEET	MACRO Consilidated			Changed
In MILLION $ (Measuring Unit Current at EOP)	2Q19	1Q20	2Q20	QoQ	YoY
ASSETS
Cash and deposits in Banks	137,658	129,949	103,897	-20%	-25%
Cash	13,200	19,554	15,881	-19%	20%
Central Bank of Argentina	100,097	75,679	46,968	-38%	-53%
Other local & foreign entities	24,357	34,710	41,043	18%	69%
Other	4	6	5	-17%	25%
Debt securities at fair value through profit & loss	2,826	1,789	12,517	600%	343%
Derivatives	25	43	17	-60%	-32%
Repo Transactions	-	432	68,745	15813%	-
Other financial assets	7,542	12,849	11,213	-13%	49%
Loans & other receivables	255,687	237,209	227,191	-4%	-11%
Non Financial Public Sector	1,552	4,430	6,488	46%	318%
Financial Sector	5,776	2,925	2,186	-25%	-62%
Non Financial private sector and foreign	248,359	229,854	218,517	-5%	-12%
Other debt securities	139,020	102,511	149,160	46%	7%
Financial assets in guarantee	10,217	10,537	13,920	32%	36%
Investments in equity instruments	2,156	1,669	1,610	-4%	-25%
Investments in other companies (subsidiaries and joint ventures)	177	177	149	-16%	-16%
Property, plant and equipment	28,603	29,042	28,767	-1%	1%
Intangible assets	4,053	4,159	4,123	-1%	2%
Deferred income tax assets	-	60	65	8%	-
Other non financial assets	1,835	1,540	1,946	26%	6%
Non-current assets held for sale	1,597	2,054	2,040	-1%	28%
TOTAL ASSETS	591,396	534,020	625,360	17%	6%

LIABILITIES
Deposits	405,802	328,047	406,016	24%	0%
Non Financial Public Sector	33,518	28,778	59,669	107%	78%
Financial Sector	348	307	349	14%	0%
Non Financial private sector and foreign	371,936	298,962	345,998	16%	-7%
Derivatives	16	169	-	-100%	-100%
Repo Transactions	396	-	1,275	-	222%
Other financial liabilities	21,177	24,747	28,792	16%	36%
Financing received from Central Bank and Other Financial Institutions	3,138	911	1,070	17%	-66%
Issued Corporate Bonds	8,842	5,757	4,849	-16%	-45%
Current income tax liabilities	5,922	10,844	7,489	-31%	26%
Subordinated corporate bonds	24,543	28,036	28,652	2%	17%
Provisions	1,484	1,673	1,614	-4%	9%
Deferred income tax liabilities	5,364	4	3,665	91525%	-32%
Other non financial liabilities	10,970	8,362	22,736	172%	107%
TOTAL LIABILITIES	487,654	408,550	506,158	24%	4%
SHAREHOLDERS' EQUITY
Capital Stock	670	639	639	0%	-5%
Issued Shares premium	12,428	12,430	12,430	0%	0%
Adjustment to Shareholders' Equity	39,844	39,817	39,816	0%	0%
Reserves	62,333	62,392	95,023	52%	52%
Retained earnings	-18,405	3,686	-42,222	-	-
Other accumulated comprehensive income	-294	-949	-336	-	-
Net income for the period / fiscal year	7,165	7,454	13,850	-66%	80%
Shareholders' Equity attributable to parent company	103,741	125,469	119,200	-5%	15%

Shareholders' Equity attributable to non controlling interest	1	1	2	100%	100%
TOTAL SHAREHOLDERS' EQUITY	103,742	125,470	119,202	-5%	15%

2Q20 Earnings Release

INCOME STATEMENT				Change
In MILLION $ (Measuring Unit Current at EOP)	2Q19	1Q20	2Q20	QoQ	YoY
Interest Income	46,025	32,571	29,605	-9%	-36%
Interest Expense	21,354	10,124	9,564	-6%	-55%
Net Interest Income	24,671	22,447	20,041	-11%	-19%
Fee income	5,382	5,129	5,015	-2%	-7%
Fee expense	409	460	366	-20%	-11%
Net Fee Income	4,973	4,669	4,649	0%	-7%
Subtotal (Net Interest Income + Net Fee Income)	29,644	27,116	24,690	-9%	-17%
Net Income from financial instruments at Fair Value Through Profit & Loss	-12,671	-4,313	-2,009	-53%	-84%
Result from assets at amortised cost	-1	899	18	-98%	-
Difference in quoted prices of gold and foreign currency	482	561	786	40%	63%
Other operating income	1,201	1,158	1,064	-8%	-11%
Provision for loan losses	1,187	908	2,343	158%	97%
Net Operating Income	17,468	24,513	22,206	-9%	27%
Personnel expenses	7,185	4,980	5,734	15%	-20%
Administrative expenses	3,379	2,818	2,904	3%	-14%
Depreciation and impairment of assets	833	881	921	5%	11%
Other operating expense	5,797	4,557	4,100	-10%	-29%
Operating Income	274	11,277	8,547	-24%	3019%
Income from associates and joint ventures	925	22	8	-64%	-99%
Result from net monetary position	6,307	311	445	43%	-93%
Net Income before income tax on cont. operations	7,506	11,610	9,000	-22%	20%
Income tax on continuing operations	4,480	4,156	2,604	-37%	-42%
Net Income from continuing operations	3,026	7,454	6,396	-14%	111%

Net Income for the period	3,026	7,454	6,396	-14%	111%
Net Income of the period attributable to parent company	3,026	7,454	6,396	-14%	111%
Net income of the period attributable to non-controlling interests	-	-	-	-	-

Other Comprehensive Income	-165	-1,097	613	-	-
Foreign currency translation differences in financial statements conversion	-265	-7	77	-	-
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	100	-1,090	536	-	436%

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	2,860	6,357	7,009	10%	145%
Total Comprehensive Income attributable to parent Company	2,860	6,357	7,009	10%	145%
Total Comprehensive Income attributable to non-controlling interests	-	-	-	-	-

2Q20 Earnings Release

QUARTERLY ANNUALIZED RATIOS	MACRO Consolidated
	2Q19	1Q20	2Q20
Profitability & performance
Net interest margin	21.0%	25.2%	19.8%
Net interest margin adjusted (exc. FX)	20.6%	24.6%	19.1%
Net fee income ratio	21.0%	14.3%	14.7%
Efficiency ratio	72.2%	39.8%	43.3%
Net fee income as % of A&G Expenses	29.1%	36.0%	33.9%
Return on average assets	2.0%	5.9%	4.5%
Return on average equity	8.6%	24.6%	21.5%
Liquidity
Loans as a percentage of total deposits	63.0%	72.3%	56.0%
Liquid assets as a percentage of total deposits	66.4%	66.0%	54.0%
Capital
Total equity as a percentage of total assets	17.5%	23.5%	19.1%
Regulatory capital as % of APR	26.3%	32.0%	32.2%
Asset Quality
Allowances over total loans	2.4%	2.5%	3.4%
Non-performing financing as a percentage of total financing	2.1%	1.4%	1.5%
Coverage ratio w/allowances	110.1%	173.5%	210,65%
Cost of Risk	1.5%	1.6%	4.1%

ACCUMULATED ANNUALIZED RATIOS	MACRO Consolidated
	2Q19	1Q20	2Q20
Profitability & performance
Net interest margin	20.0%	25.2%	22.3%
Net interest margin adjusted (exc. FX)	19.8%	24.6%	21.6%
Net fee income ratio	29.8%	14.3%	14.5%
Efficiency ratio	58.4%	39.8%	41.6%
Net fee income as % of A&G Expenses	51.0%	36.0%	34.9%
Return on average assets	2.4%	5.9%	5.2%
Return on average equity	11.5%	24.6%	23.0%
Liquidity
Loans as a percentage of total deposits	63.0%	72.3%	56.0%
Liquid assets as a percentage of total deposits	66.4%	66.0%	54.0%
Capital
Total equity as a percentage of total assets	17.5%	23.5%	19.1%
Regulatory capital as % of APR	26.3%	32.0%	32.2%
Asset Quality
Allowances over total loans	2.4%	2.5%	3.4%
Non-performing financing as a percentage of total financing	2.1%	1.4%	1.5%
Coverage ratio w/allowances	110.1%	173.5%	210,65%
Cost of Risk	1.9%	1.6%	2.8%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 31, 2020

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer